701 8th Street, N.W., Suite 700

Washington, DC 20001

Telephone: 202-220-6900

Fax: 202-220-6945

www.lockelord.com

Daniel P. Weitzel

Direct Telephone: 202-220-6963

Direct Fax: 202-661-2610

dweitzel@lockelord.com

July 27, 2017

VIA EDGAR

Michael R. Clampitt

Senior Staff Attorney

Office of Financial Services

United States Securities and Exchange Commission

Washington, DC 20549

RE:	Pre-Effective Amendment No. 2
PDL Community Bancorp
Registration Statement on Form S-1
Filed April 12, 2017 and as amended on May 22, 2017
File No. 333-217275

Dear Mr. Clampitt:

On or about May 24, 2017, we were notified by your office that the staff of the Commission had no further comments or questions relating to the above referenced filing based on its review of Pre-Effective Amendment No. 1 to the Form S-1 Registration Statement, originally filed on April 12, 2017, and the accompanying response letter. We informed the staff at that time that we could not file a completed registration statement and request acceleration of effectiveness until we had received all required bank regulatory approvals of the underlying mutual holding company reorganization transaction. We are pleased to say that we have now received all required approvals.

On behalf of PDL Community Bancorp (the “Registrant”), we are concurrently filing with the Commission Pre-Effective Amendment No. 2 with all necessary and outstanding information included. We would note that due to the length of time that it took to receive regulatory approvals the Registrant determined to include a “Recent Developments” section briefly describing the financial condition and operations of Ponce De Leon Federal Bank at June 30, 2017 and for the periods ended June 30, 2017 and 2016.

Atlanta | Austin | Boston | Chicago | Cincinnati | Dallas | Hartford | Hong Kong | Houston | London | Los Angeles | Miami

Morristown | New Orleans | New York | Providence | Sacramento | San Francisco | Stamford | Washington DC | West Palm Beach

Michael R. Clampitt

United States Securities and Exchange Commission

July 27, 2017

On behalf of the Registrant, we are also concurrently filing with the Commission the Registrant’s acceleration request letter and the letter of Raymond James & Associates, Inc. joining in such acceleration request. Please inform the undersigned promptly at (301) 502-6220 when you have determined the effective date and time of the above referenced registration statement.

Please do not hesitate to contact me if you have further questions or you require additional information. In advance, thank you for your prompt consideration of this filing.

Very truly yours,

/s/ Daniel P. Weitzel

Daniel P. Weitzel

Enclosure

cc:	Jessica Livingston, SEC
Carlos Naudon, PDL Community Bancorp
Frank Perez, PDL Community Bancorp
Vanessa Lopez, PDL Community Bancorp
Douglas Faucette, Locke Lord LLP
Benjamin Smolij, Locke Lord LLP
Allan Jean, Raymond James & Associates. Inc.
Ross Bevan, Silver, Freedman, Taff & Tiernan LLP